82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

SUPPL

## Formation Announces Court Ruling in Arizona is not Expected to Delay NPDES Permit

**Vancouver, B.C., October 26, 2007 Formation Capital Corporation (FCO-TSX)** (the Company) is pleased to report that it has, under good authority, been informed that the United States Court of Appeal's decision released October 4, 2007 on the Carlota Copper Project in Arizona is not expected to delay the EPA's previously stated intention to issue a National Pollution Discharge Elimination System (NPDES) permit for the Company's 100% owned Idaho Cobalt Project (ICP).

The Forest Service has not changed its Schedule of Proposed Actions (SOPA) for the last quarter of 2007 and therefore the Company is hopeful that the final Environmental Impact Statement (EIS) and Record of Decision (ROD) on the Company's ICP can be issued by the end of the year.

In the spring of 2007, the Forest Service prepared a draft Biological Assessment (BA) and shared that assessment with the National Oceanic and Atmospheric Administration Fisheries Service (NOAA). The draft BA concluded that the ICP would have no effect on threatened or endangered species. Based on this assessment, the Forest Service was confident it could get the final EIS and ROD done before the end of October, which was reflected in their 3rd quarter SOPA schedule.

However, NOAA must concur with the conclusions in the draft BA and they did not. They cited, among other things, that the transportation route to the mine could hypothetically be the site of a diesel fuel spill which "may have a biological effect" on threatened or endangered species. This created the need for additional biological work and the Forest Service must now enter into "Consultation" with NOAA. The Consultation will result in a Biological Opinion (BO) on the effects of the ICP on certain species of fish. The Forest Service would like to include the BO in the Final EIS.

Although the consultation process has a maximum allowable time frame of 135 days, the Company is hopeful the ICP BO will not take the full 135 days. Such a lengthy period is allotted to allow for sufficient time to study other projects that have more onerous biological effects. Once the BO has been completed, then the Forest Service can issue the Final EIS and ROD.

It should be noted that once the final EIS and the ROD have been issued there is an appeal period of 45 days, which, assuming there are appellants, would be followed by an appeal resolution process. If the ROD is not appealed, then it is feasible that, pending successful financing and with an appropriate bond in place, construction on the cobalt project could commence in early 2008. Construction is expected to take between 12 and 14 months prior to the commencement of production of high purity super alloy grade cobalt metal.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

[redacted]

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

07027722

***Formation Capital Corporation***

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com



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